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SEC Mail Processing Section

NOV 26 2008

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Highway, Suite 215

(No. and Street)

Tampa, Florida 33618

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dwayne K. Calton 813-264-0440

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson, Coakley & Company, P.A., CPA's

(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King, Jr. Blvd, Plant City, Florida 33563

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 10 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE G. HARRINGTON, JR.
MY COMMISSION # DD 614492
EXPIRES: December 2, 2010
Bonded Thru Budget Notary Services

Notary Public

Signature

Dwayne K. Calton - President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007

TABLE OF CONTENTS

Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2008 and 2007 , and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson, Coakley & Co., P.A.

Raulerson, Coakley & Company, P.A.
Plant City, Florida
November 20, 2008

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008 AND 2007

ASSETS

	2008	2007
ASSETS		
Cash	$ 3,556,444	$ 3,347,300
Investments	1,403,659	1,279,944
Receivables:		
Clearing agent	91,984	355,808
Commissions	272,513	283,552
Notes & other	-	300
Inventory	84,499	41,858
Property & equipment, net of accumulated depreciation	65,103	65,349
Deferred tax asset	-	5,126
Prepaid expenses	13,183	14,056
Deposits	210,484	201,782
Total assets	$ 5,697,869	$ 5,595,075

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Accounts payable	$ 17,355	$ 31,673
Accrued expenses:		
Clearing agent	107,912	59,168
Commissions & wages	891,244	693,556
Profit sharing	135,075	135,443
Income taxes	21,850	390,649
Other accrued expenses	162,149	130,231
Total liabilities	1,335,585	1,440,720
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 827 shares outstanding.	1,250	1,250
Class B: Non-voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 295 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(2,160,900)	(1,820,937)
Retained earnings	6,268,224	5,720,332
Total shareholders' equity	4,362,284	4,154,355
Total liabilities and shareholders' equity	$ 5,697,869	$ 5,595,075

See accompanying auditors' report and notes to the financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
INCOME:		
Commissions on customer trading in:		
Direct Participation	$ 3,183,497	$ 5,055,145
Investment company shares	2,006,647	2,029,811
Insurance products	2,250,220	2,839,259
Municipal bonds	784,561	602,021
Other Commissions	2,710,409	3,566,112
Firm trading and investment gains	145,661	202,787
Dividend and interest income	375,743	362,881
Due diligence & other income	702,277	1,112,415
Total income	12,159,015	15,770,431
EXPENSES:		
Representatives' commissions and overrides	9,644,125	12,657,935
Clearing charges	362,359	324,487
Salaries and employee benefits	637,516	621,257
Communications expense	62,994	74,571
Occupancy and equipment costs	145,946	154,846
Other operating expenses	318,634	282,424
Depreciation and Amortization	22,781	22,946
Taxes other than income	89,639	87,736
Total expenses	11,283,994	14,226,202
Income before provision for income taxes	875,021	1,544,229
Income tax expense	327,129	584,250
Net Income	$ 547,892	$ 959,979

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2006	$ 2,500	$ 252,460	$ (1,719,261)	$ 4,760,353
Purchase of treasury stock	-	-	(101,676)	-
Net income for the year ended September 30, 2007	-	-	-	959,979
Balance at September 30, 2007	$ 2,500	$ 252,460	$ (1,820,937)	$ 5,720,332
Purchase of treasury stock	-	-	(339,963)	-
Net income for the year ended September 30, 2008	-	-	-	547,892
Balance at September 30, 2008	$ 2,500	$ 252,460	$ (2,160,900)	$ 6,268,224

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 547,892	$ 959,979
Adjustments to reconcile net income:		
Depreciation and amortization	22,781	22,946
Loss (gain) on sale of assets	238	-
Deferred tax expense (benefit)	5,126	(4,740)
(Increase) decrease in:		
Investments	(123,715)	34,738
Clearing agent receivable	263,824	126,685
Commissions receivable	11,039	45,402
Securities for sale	(42,641)	(28,652)
Prepaid expenses	873	(14,056)
Deposits	(8,702)	(101)
Other receivables	300	42,292
Increase (decrease) in:		
Accounts payable	34,427	62,149
Income tax payable	(368,799)	352,721
Other accrued expenses	229,238	(316,722)
Net cash (used for) provided by operating activities	571,881	1,282,641
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(22,774)	(13,943)
Net cash provided (used) by investing activities	(22,774)	(13,943)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(339,963)	(101,676)
Net cash provided by (used in) financing activities	(339,963)	(101,676)
Increase (decrease) in cash and cash equivalents	209,144	1,167,022
Cash and cash equivalents - beginning of the year	3,347,300	2,180,278
Cash and cash equivalents - end of the year	$ 3,556,444	$ 3,347,300

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2008	2007
Cash paid during the year for:		
Income taxes	$ 690,346	$ 193,601
Interest	$ 0	$ 2

See accompanying auditors' report and notes to financial statements

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2008, there was restricted cash of $1,000,863 and restricted investments of $1,403,659 held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of costs or market. At September 30, 2008 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized Gain (Loss)
2008	$ 1,401,766	$ 1,403,659	$ 1,893
2007	$ 1,279,944	$ 1,279,944	$ -

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2008 and 2007, there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2008	2007
Equipment	$ 222,273	$ 210,449
Furniture	54,177	54,177
Improvements	8,293	8,293
Accumulated depreciation	(219,640)	(207,570)
	$ 65,103	$ 65,349

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2008 and 2007, amounts due the company under the agreements were $0.00 and $0.00, respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2008	2007
Clearing agent deposit	$ 199,797	$ 200,232
Regulatory deposit	3,187	1,550
Rent	7,500	-
Total	$ 210,484	$ 201,782

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $135,075 and $135,443 for 2008 and 2007, respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2008 and 2007, the financial statements reflected income taxes currently payable in the amount of $13,561 and $390,649, respectively, and a deferred tax asset (liability) in the amount of ($8,289) and $5,126, respectively. The deferred tax asset (liability) represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2008		
	Federal	State	Total
Current expense	$ 261,457	$ 51,801	$ 313,258
Deferred benefit	13,415	-	13,415
Penalty	456	-	456
Income tax expense (benefit)	$ 275,328	$ 51,801	$ 327,129

See accompanying auditors' report.

NOTE 10: INCOME TAXES CONTINUED

	2007		
	Federal	State	Total
Current expense	$ 501,208	$ 87,782	$ 588,990
Deferred expense	(4,740)	-	(4,740)
Income tax expense (benefit)	$ 496,468	$ 87,782	$ 584,250

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Lease expires in April 2009. Rent expense under the lease totaled $141,287 and $149,295 for 2008 and 2007, respectively. At September 30, 2008 the aggregate liability under the lease is as follows:

2009	$ 78,420
Thereafter	-
	$ 78,420

At September 30, 2008, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $35,000. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $35,000 under the caption "other accrued expenses".

At September 30, 2008, customer margin balances totaled $13,574,880. As of October 31, 2008, customer margin balances totaled $4,983,796.

NOTE 12: TREASURY STOCK

At September 30, 2008 treasury stock consisted of 423 shares of class A and 955 shares of class B redeemed by the Company at a total cost of $2,160,900. At September 30, 2007, treasury stock consisted of 373 shares of class A and 905 shares of class B redeemed by the Company at a total cost of $1,820,937.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $4,094,204, representing an excess over required net capital of $3,844,204. The ratio of aggregate indebtedness to net capital was 29% and 35% at September 30, 2008 and 2007, respectively.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Ownership equity	$ 3,814,392	$ 3,194,376
Net income (loss)	547,892	959,979
Dividends	-	-
Adjusted net worth	4,362,284	4,154,355
Subordinated loans	-	-
Total available capital	4,362,284	4,154,355
Non-allowable assets	(171,884)	(115,143)
Tentative net capital	4,190,400	4,039,212
Less haircuts:		
Stock/warrant	13,908	4,325
Federal, State, and Municipal securities	5,729	-
Other securities	76,559	72,536
Corporate obligations	-	6,279
Total haircuts	96,196	83,140
Net capital	4,094,204	3,956,072
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 3,844,204	$ 3,706,072
Aggregate indebtedness	$ 1,227,673	$ 1,381,552
Ratio of aggregate indebtedness to net capital	29%	35%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2008

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2008

Net capital per FOCUS report	$ 4,051,208
Net statement of operations impact of audit adjustments	42,996
Net capital per supplementary schedule	$ 4,094,204

See independent auditors' report.

REQUIRED REPORT

Raulerson, Coakley & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2008 in acordance with auditing standards generally acepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversly affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiences, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson, Coakley & Co., P.A.

Raulerson, Coakley & Co., P.A.
Plant City, Florida
November 20, 2008

END